                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.____)*

                             First National Bancorp
                             ----------------------
                                (Name of Issuer)

                    Common Stock, $1.00 par value per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                     320902
                                 (CUSIP Number)

                            Samuel E. Upchurch, Jr.
                    General Counsel and Corporate Secretary
                         Regions Financial Corporation
                             417 North 20th Street
                           Birmingham, Alabama 35203
                           -------------------------
                                 (205) 326-7860
                                 --------------

                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                October 22, 1995
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


-----------------------------------------------------------------------------------------------------------------------------
CUSIP No.  320902
          ---------
-----------------------------------------------------------------------------------------------------------------------------
1.      Name of Reporting Person:    Regions Financial Corporation
                                  -------------------------------------------------------------------------------------------
        S.S. or I.R.S. Identification No. of Above Person:     I.R.S. Identification No. 63-0589368
                                                           ------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group* (See Instructions)
        a.      [ ]          b.       [ ]

-----------------------------------------------------------------------------------------------------------------------------
3.      SEC Use Only

-----------------------------------------------------------------------------------------------------------------------------
4.      Source of Funds (see Instructions):        [WC;00]
                                             --------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
5.      Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):                      [ ]

-----------------------------------------------------------------------------------------------------------------------------
6.      Citizenship or Place of Organization:  Delaware
                                              -------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                  7.    Sole Voting Power:         4,089,234*
Number of                                                   -----------------------------------------------------------------
Shares Beneficially               8.    Shared Voting Power:               0*
Owned by                                                     ----------------------------------------------------------------
Each Reporting                    9.    Sole Dispositive Power:    4,089,234*
Person With                                                     -------------------------------------------------------------
                                  10.   Shared Dispositive Power:          0*
                                                                  -----------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person:          4,089,234**
                                                                      -------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):
               [ ]
-----------------------------------------------------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row 11:         16.6%**
                                                           ------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions):           CO
                                                     ------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

*The shares indicated are purchasable by Regions Financial Corporation ("Regions") upon exercise of an option issued to Regions on October 22, 1995, and described in Item 4 of this report. Prior to the exercise of the option, Regions is not entitled to any rights as a shareholder of First National Bancorp ("First National") as to the shares covered by the option. The option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. Regions expressly disclaims beneficial ownership of any of the shares of common stock of First National which are purchasable by Regions upon exercise of the option.

**The percentage indicated represents the percentage of the total outstanding shares of common stock of First National as of October 22, 1995. For the reasons discussed in the footnote above, Regions expressly disclaims beneficial ownership of any of the shares of common stock of First National which are purchasable by Regions upon exercise of the option.

 ITEM 1. SECURITY AND ISSUER.

       This statement relates to the common stock of First National, $1.00 par value per share ("First National Common Stock"). First National is a Georgia corporation whose principal executive offices are located at 303 Jesse Jewel Parkway, Suite 700, Gainesville, Georgia 30501.

ITEM 2. IDENTITY AND BACKGROUND.

       This statement is being filed by Regions, a Delaware corporation whose principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203.

       To the best of Regions' knowledge, during the last five years, neither Regions nor any of its directors or executive officers has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) nor has Regions or any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       Attached hereto is an appendix to Item 2 setting forth certain additional information concerning the directors and executive officers of Regions.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       It is presently anticipated that shares of First National Common Stock as described in Item 4 would be purchased with working capital funds of Regions.

ITEM 4. PURPOSE OF TRANSACTION.

       Pursuant to an Agreement and Plan of Reorganization, dated as of October 22, 1995 (the "Merger Agreement"), by and between Regions and First National, and in consideration thereof, First National issued an option to Regions on October 22, 1995 (the "Option") to purchase, under certain conditions, up to 4,089,234 shares of First National Common Stock subject to adjustment under certain circumstances at a purchase price of $27.00 per share, subject to adjustment pursuant to anti-dilution provisions (the "Purchase Price").

       The Option was issued to Regions pursuant to a Stock Option Agreement, dated as of October 22, 1995 (the "Option Agreement"), between Regions and First National, pursuant to the terms of the Merger Agreement. The Merger Agreement provides, among other things, for the merger of First National with and into Regions Merger Subsidiary, Inc., a corporation to be organized as a Georgia corporation and a wholly owned subsidiary of Regions (the "Merger"). Upon consummation of the Merger, which is subject to the approval of First National shareholders, Regions stockholders, regulatory approvals, and the satisfaction or waiver of various other terms and conditions, each share of First National Common Stock (excluding shares held by First National, or Regions, or any of their respective subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding shall be converted into and exchanged for .76 of a share, subject to possible adjustment under certain circumstances as set forth in the Merger Agreement, of the common stock of Regions, $.625 par value per share ("Regions Common Stock") (the "Exchange Ratio").

       Under the Merger Agreement, First National has the right to terminate the Merger Agreement if the Average Closing Price (as defined below) of Regions Common Stock (i) is less than $33.20 and (ii) reflects a decline of more than 20% below a weighted index of the stock prices of a group of 20 bank holding companies designated in the Merger Agreement. In the event that First National gives notice of its intention to terminate the Merger Agreement based on such provision, Regions has the right to elect to adjust the Exchange Ratio in accordance with the terms of the Merger Agreement, and thereby eliminate First National's right to terminate the Merger Agreement.

       For purposes of the Merger Agreement, the Average Closing Price shall mean the average of the daily last sales prices of Regions Common Stock as reported on the Nasdaq National Market System (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by Regions) for the ten consecutive full trading days in which such shares are traded on the Nasdaq National Market System ending at the close of trading on the date on which the approval of the Board of Governors of the Federal Reserve System to the Merger is received.

       If (i) Regions is not in material breach of the Option Agreement or the Merger Agreement, and (ii) no injunction against delivery of the shares covered by the Option is in effect, Regions may exercise the Option in whole or in part, at any time and from time to time following the happening of certain events (each a "Purchase Event"), including, among others:

      (A) First National taking certain actions (each an "Acquisition Transaction"), including, among others, authorizing, recommending or entering into an agreement with any third party to effect (1) a merger, consolidation or similar transaction involving First National or its subsidiaries, (2) the sale, lease, exchange or other disposition of 20% or more of the consolidated assets of First National and its subsidiaries, or (3) the issuance, sale or other disposition or 20% or more of the voting securities of First National or any of its subsidiaries; or

      (B) any third party acquiring, or obtaining the right to acquire, beneficial ownership of 20% or more of the outstanding shares of First National Common Stock;

provided, the Option will terminate upon the earliest of (a) consummation of the Merger; (b) termination of the Merger Agreement (other than as a result of a willful breach of any representation or warranty or breach of any covenant by First National) prior to the occurrence of a Purchase Event or certain other events (each a "Preliminary Purchase Event"), including, among others (i) commencement by any third party of a tender or exchange offer to purchase 15% or more of the outstanding shares of First National Common Stock, (ii) failure of the shareholders of First National to approve the Merger Agreement after pubic announcement that a third party (x) proposes to engage in an Acquisition Transaction, (y) commences a tender offer to purchase the outstanding shares of First National, or (z) files an application under certain federal statutes relating to the regulation of banks or their holding companies to engage in an Acquisition Transaction; (c) 15 months after termination of the Merger Agreement as a result of a willful breach of any representation or warranty or breach of any covenant by First National; or (d) 15 months after termination of the Merger Agreement following a Purchase Event or a Preliminary Purchase Event.

       At the request of Regions at any time, beginning on the first occurrence of certain events (each a "Repurchase Event"), including, among others, the acquisition by a third party of 50% or more of the outstanding shares of First National Common Stock, and ending 12 months immediately thereafter, First National will repurchase from Regions (i) the Option, and (ii) all shares of First National Common Stock purchased by Regions pursuant to the Option Agreement, at a specified price.

       Upon the occurrence of certain events set forth in the Option Agreement, the Option must be converted into, or exchanged for, an option, at the election of Regions, of another corporation or First National (the "Substitute Option"). The terms of any such Substitute Option are set forth in the Option Agreement.

         A copy of the Merger Agreement, including the Option Agreement but excluding certain other exhibits, is incorporated by reference herein as
Exhibit 1, and the foregoing summary is qualified in its entirety by reference thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

       The 4,089,234 shares of First National Common Stock which are purchasable by Regions upon exercise of the Option are equal to approximately 19.9% of First National Common Stock, based on the 20,548,917 shares of First National Common Stock issued and outstanding on October 20, 1995 before taking into consideration the 4,089,234 shares of First National Common Stock that would be issued pursuant to the Option.

       The Option contains anti-dilution provisions which provide that the number of shares of First National Common Stock issuable upon exercise of the Option and the Purchase Price will be adjusted upon the happening of certain events, including the payment of a stock dividend or other distribution in First National Common Stock or the subdivision or reclassification of First National Common Stock, as set forth in the Option Agreement. If any additional shares of First National Common Stock are issued after the date of the Option Agreement other than those described in the preceding sentence, the number of shares subject to the Option shall be adjusted so that such number of shares following such issuance shall continue to equal 19.9% of the number of shares of First National Common Stock then issued and outstanding.

       Regions expressly disclaims any beneficial ownership of the shares of First National Common Stock which are purchasable by Regions upon exercise of the Option because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date.

       Other than as set forth in this Item 5, to the best of Regions' knowledge (i) neither Regions nor any subsidiary or affiliate of Regions or any of its or their executive officers or directors, beneficially owns any shares of First National Common Stock, and (ii) there have been no transactions in the shares of First National Common Stock effected during the past 60 days by Regions, nor to the best of Regions' knowledge, by any subsidiary or affiliate of Regions or any of its or their executive officers or directors.

       No other person is known by Regions to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the First National Common Stock obtainable by Regions upon exercise of the Option.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES TO THE ISSUER.

       Other than the Merger Agreement, including the Option Agreement, a copy of which (excluding certain exhibits) is incorporated by reference herein, to the best of Regions' knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above and between such persons and any person with respect to any securities of First National.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       The Merger Agreement, including the Option Agreement is incorporated by reference to Exhibits 2.1 and 2.2 of the Current Report on Form 8-K, dated October 25, 1995, filed by First National Bancorp (Commission File No. 0-10657).

 SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   REGIONS FINANCIAL CORPORATION



Date:  10/31/95                    By: /s/ Robert P. Houston
     -------------                 Title: Executive Vice President
                                          and Controller

                                                              Appendix to Item 2


                                                     Principal occupation or employment,
                           Position with             name of business, principal business,
Name                       Regions Corporation       and principal business address
----                       -------------------       ------------------------------
J. Stanley Mackin          Chairman and Chief        Chairman and Chief Executive
                           Executive Officer         Officer, Regions and First Alabama
                                                     Bank (banking)
                                                     417 North 20th Street
                                                     Birmingham, Alabama 35202

Sheila S. Blair            Director                  Executive Director, Greater
                                                     Birmingham Foundation (public
                                                     foundation)
                                                     P.O. Box 131027
                                                     Birmingham, Alabama 35213

William R. Boles, Sr.      Director                  Attorney, Boles, Boles & Ryan
                                                     (law firm)
                                                     1805 Tower Drive
                                                     Monroe, Louisiana 71201-4937

James B. Boone, Jr.        Director                  Chairman of the Board, Boone
                                                     Newspapers, Inc. (newspaper
                                                     publishing, management and
                                                     ownership)
                                                     P.O. Box 2370
                                                     Tuscaloosa, Alabama 35403

Albert P. Brewer           Director                  Professor of Law and Government,
                                                     Samford University (educational
                                                     institution)
                                                     800 Lakeshore Drive
                                                     Birmingham, Alabama 35229

James S.M. French          Director                  Chairman and President, Dunn
                                                     Construction Co. (construction,
                                                     construction materials, investments)
                                                     P.O. Box 247
                                                     Birmingham, Alabama 35201

Catesby ap C. Jones        Director                  Proprietor, Mabry Securities Co.
                                                     (insurance agency)
                                                     P.O. Box 454
                                                     Selma, Alabama 36701

                                                          Principal occupation or employment,
                            Position with                 name of business, principal business
Name                        Regions Corporation           and principal business address
----                        -------------------           ------------------------------
Olin B. King                Director                      Chairman and CEO, SCI Systems,
                                                          Inc. (diversified electronics
                                                          manufacturer)
                                                          P.O. Box 1000
                                                          Huntsville, Alabama 35804

Henry E. Simpson            Director                      Attorney, Lange, Simpson, Robinson
                                                          & Somerville (law firm)
                                                          1700 First Alabama Bank Building
                                                          417 North 20th Street
                                                          Birmingham, Alabama 35203

Robert E. Steiner, III      Director and Assistant        Attorney, Steiner, Crum & Baker
                            Secretary                     (law firm)
                                                          First Alabama Bank Building
                                                          P.O. Box 668
                                                          Montgomery, Alabama 36104

Lee J. Styslinger, Jr.      Director                      Chairman, ALTEC Industries, Inc.
                                                          (manufacturer of mobile utility
                                                          equipment)
                                                          P.O. Box 10264
                                                          Birmingham, Alabama 35202

Richard D. Horsley          Director                      Vice Chairman of the Board and
                                                          Executive Financial Officer, Regions
                                                          and First Alabama Bank
                                                          417 North 20th Street
                                                          Birmingham, Alabama 35202

Carl E. Jones, Jr.          Regional President            Regional President, Regions
                                                          417 North 20th Street
                                                          Birmingham, Alabama 35202

Joe M. Hinds, Jr.           Regional President            Regional President, Regions
                                                          417 North 20th Street
                                                          Birmingham, Alabama 35202

Sam P. Faucett              Regional President            Regional President, Regions
                                                          417 North 20th Street
                                                          Birmingham, Alabama 35202

                                                   Principal occupation or employment,
                        Position with              name of business, principal business,
Name                    Regions Corporation        and principal business address
----                    -------------------        ------------------------------
Wilbur B. Hufham        Regional President         Regional President, Regions
                                                   417 North 20th Street
                                                   Birmingham, Alabama 35202

William E. Jordan       Regional President         Regional President, Regions
                                                   417 North 20th Street
                                                   Birmingham, Alabama 35202